EXHIBIT 99.1

Media Release

June 21, 2021

TELUS announces pricing of inaugural Sustainability-Linked Bond offering, the first of its kind in Canada

$750 million long 10-year notes with 2.85% interest rate, subject to a possible interest rate step-up

Vancouver, B.C. – TELUS announced today it has priced an offering of $750 million of senior unsecured Sustainability-Linked Series CAF notes with a long 10-year maturity. The notes are offered through a syndicate of agents led by RBC Capital Markets, as Lead Structuring Agent and Joint Bookrunner, and Scotiabank, as Co-Structuring Agent and Joint Bookrunner, together with BMO Capital Markets, as Joint Bookrunner. Closing of the offering is expected to occur on or about June 28, 2021.

The 2.85% Sustainability-Linked Series CAF notes were priced at $99.752 per $100 principal amount for an effective yield of 2.878% per annum until maturity, subject to a possible interest rate step-up, and will mature on November 13, 2031.

The net proceeds of this offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and for other general corporate purposes.

The notes are “Sustainability-Linked Bonds” issued pursuant to TELUS’ Sustainability-Linked Bond Framework announced on June 14, 2021 (the “Framework”) and will be TELUS’ first bond offering under the Framework. As part of the Framework, TELUS has committed to reducing its absolute Scope 1 and 2 greenhouse gas (“GHG”) emissions by 46% from 2019 levels by 2030. Should TELUS fail to achieve this target (the “Sustainability Performance Target”) by December 31, 2030, the interest payable on the notes will increase by 1.00% per annum, as will be further detailed in the prospectus supplement that TELUS will be filing to its short form base shelf prospectus dated May 25, 2021 with securities regulatory authorities in each of the provinces of Canada. The notes are not being offered in the United States or to any resident of the United States.

This bond offering will be the first of its kind in Canada and supports TELUS’ commitment to environmental sustainability by linking financing to the achievement of ambitious environmental, social and governance (“ESG”) targets. The target set out in the Framework was approved by the Science Based Targets initiative (“SBTi”), further demonstrating TELUS’ global sustainability leadership and support of the world’s fight against climate change. The Sustainability

Performance Target is consistent with reductions required to limit global warming to 1.5°C and, at the time of publication of the Framework, is considered the most ambitious designation available through the SBTi process.

TELUS will report annually on its performance against the Sustainability Performance Target and will also obtain an annual independent and external verification of its performance against the Sustainability Performance Target in the form of a limited assurance report. TELUS’ performance as well as the limited assurance report will be included in its annual Sustainability Report, or other similar report(s) as the case may be, and will be available on TELUS’ website.

Sustainalytics, a leading independent ESG research, ratings and analytics firm, issued a Second Party Opinion confirming that the Framework aligns with the International Capital Market Association's Sustainability-Linked Bond Principles, 2020.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

The Notes are being offered pursuant to a prospectus supplement to the short form base shelf prospectus of TELUS dated May 25, 2021. The short form base shelf prospectus and prospectus supplement contain important detailed information about the notes. Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the notes when filed with securities regulatory authorities in Canada may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are, or will be, available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the anticipated closing date of the offering, the intended use of the net proceeds of the offering, the Framework, including TELUS’ commitment to reduce its absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030, the increase in the interest rate per annum of the notes if TELUS fails to reach the Sustainability Performance Target by the required date, TELUS’ commitments to report annually on its performance against its Sustainability Performance Target, to obtain an annual independent and external verification of its performance against the Sustainability Performance Target in the form of a limited assurance report and to include such performance and such limited assurance report in TELUS’ annual Sustainability Report or other similar reports and make them available on TELUS’ website. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including: risks associated with capital and debt markets; TELUS’ ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; TELUS’ ability to identify and make suitable investments in renewable energy including in the form of Power Purchase Agreements; TELUS’ ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in its operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving TELUS’ goals to reduce its

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GHG emission targets by 2030. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2020 annual management’s discussion and analysis (MD&A) and our Q1 2021 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our long-standing commitment to putting customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the sectors of technology, gaming, ecommerce/FinTech, communications/media, health care and travel/hospitality. TELUS and TELUS International operate in 25+ countries around the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com and follow us on Twitter (@TELUSnews) and on Instagram (@Darren_Entwistle).

Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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